UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

Potbelly Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73754Y100
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,283,777 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
2,283,777 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,283,777 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11)
8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV, IA

* The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 27,461,668 shares of Common Stock outstanding as of February 9, 2020, which is (i) the total number of shares of Common Stock reported outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2020 plus (ii) an additional 3,249,668 shares of Common Stock reported newly issued in connection with the Securities Purchase Agreement (as defined and described in Item 4 below) disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on February 10, 2021.

CUSIP No. 73754Y100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 2,283,777 shares of Common Stock beneficially owned by the Reporting Person is $8,637,548, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital of and a separate account managed by the Reporting Person.

Item 4. Purpose of the Transaction.

Item 4 is amended to include the following:

On February 9, 2021, the Reporting Person, among other accredited purchasers, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer, pursuant to which the Reporting Person purchased 366,389 shares of Common Stock and warrants exercisable into 146,555 shares of Common Stock for a total of approximately $1,799,996, from an aggregate of 3,249,668 shares of Common Stock and 1,299,861 warrants (the “Warrants”) that were sold by the Issuer for a total of approximately $16 million (the “Offering”). The Warrants, which become exercisable on August 14, 2021, have an exercise price of $5.45 per share of Common Stock and will expire five years from the date of their issuance, which is expected to occur on February 12, 2021, subject to the satisfaction of customary closing conditions in connection with the Offering (the “Closing Date”). The foregoing description of the Securities Purchase Agreement and the Warrants is qualified in their entirety by reference to the Securities Purchase Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and the Warrants, a form of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

In connection with the Securities Purchase Agreement, the Reporting Person, among other accredited purchasers, and the Issuer expect to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) prior to the Closing Date. Pursuant to the Registration Rights Agreement, the Issuer will agree to provide certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), to the Reporting Person in order to cover the resale of the shares of Common Stock (including the shares of Common Stock issuable under the Warrants) acquired pursuant to the Securities Purchase Agreement. On or prior to the Filing Deadline (as defined in the Registration Rights Agreement), the Issuer shall prepare and file a registration statement covering the resale of such securities that are not then registered on an existing and effective registration statement for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act, or if Rule 415 is not available for offers and sales of such securities, by such other means of distribution that the Reporting Person and other holders of such securities reasonably specify. In the event (i) such registration statement is not filed with the SEC within 30 days following the Closing Date, (ii) such registration statement is not declared effective for any reason prior to the earlier of five trading days after the date which the Issuer is notified by the SEC that such registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, (iii) such registration statement has not been declared effective within 90 days following the Closing Date, or (iii) after such registration statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason other than certain specified reasons, then the Issuer has agreed to make pro rata payments to holders of such securities, including the Reporting Person, as liquidated damages in an amount equal to 1% of the aggregate amount invested by each the Reporting Person in “such securities” per 30-day period or pro rata for any portion thereof for each such month during which such event continues. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a form of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.     Interest in the Securities of the Issuer.

Item 5(a), (b), and (c) are hereby amended and restated as follows:

(a)(b)    The Reporting Person directly owns, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of 2,283,777 shares of Common Stock of the Issuer. Based upon a total of 27,461,668 outstanding shares of

Common Stock as of October 25, 2020 plus the additional shares issued in the private placement offering on February 9, 2021, the Reporting Person's shares represent approximately 8.3% of the outstanding shares of Common Stock.

(c)     The Reporting Person has not entered into any transactions in the securities of the Issuer during the past sixty days except for entering into the Securities Purchase Agreement as further set forth in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 9, 2021, the Reporting Person and the Issuer entered into the Securities Purchase Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Prior to the Closing Date of the Securities Purchase Agreement, the Reporting Person and the Issuer expect to enter into the Registration Rights Agreement as defined and described in Item 4 above and attached as Exhibit 99.3 hereto.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1 Securities Purchase Agreement, dated February 9, 2021.
99.2 Form of Common Stock Purchase Warrant.
99.3 Form of Registration Rights Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

SCHEDULE A

Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Tonia L. Pankopf	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA